UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION, NATIONAL ASSOCIATION One South Main, 15th Floor Salt Lake City, Utah 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2018 and 2017 and for the
Year Ended December 31, 2018

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2018 and 2017 and for the
Year Ended December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13
Schedule H, Line 4j – Schedule of Reportable Transactions	15

Report of Independent Registered Public Accounting Firm

To the Plan Participants, the Plan Administrator and Benefits Committee of
Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2018, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2000.

Salt Lake City, Utah
June 27, 2019

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments at fair value:
Zions Bancorporation, N.A. common stock	$284,662,244	$363,718,830
Common collective trust fund	83,094,017	82,243,104
Registered investment companies	690,235,493	732,846,663
	1,057,991,754	1,178,808,597

Receivables:
Participant and employer contributions	18,789,074	12,532,313
Notes receivable from participants	19,499,438	18,901,281
	38,288,512	31,433,594
Net assets available for benefits	$1,096,280,266	$1,210,242,191

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions to/(deductions from) net assets attributable to:

Investment income/(loss):
Net depreciation in fair value of investments	$(149,603,718)
Interest and dividends	41,895,119

Contributions:
Participant	58,644,118
Employer	45,706,776
Rollovers	7,929,159

Benefits paid directly to participants	(118,533,379)

Net decrease	(113,961,925)

Net assets available for benefits:
Beginning of year	1,210,242,191
End of year	$1,096,280,266

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

1.    DESCRIPTION OF PLAN
The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From time to time, the Plan has been restated and amended. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. Zions Bancorporation, National Association (“the Bank”, “Zions Bancorporation, N.A.”) is the Plan sponsor. The Bank’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility
Participation in the Plan is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions
Participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowable participant contribution, which was $18,500 for 2018. Under applicable law, participants attaining the age of 50 during or prior to 2018 are eligible to make catch-up contributions. The Bank provides a matching contribution of 100% for the first 3% of the participant’s eligible compensation and 50% for the next 2%.
Contributions by the Bank under the noncontributory profit sharing feature are discretionary. Contribution rates may range up to 3.5% of participants’ compensation based on the Bank’s return on average common equity, as defined, for the Plan year.

These contributions are approved and made subsequent to the end of the Plan year. For the 2018 Plan year, the Bank contributed $17,117,353 in February 2019 under this discretionary profit sharing feature. This profit sharing contribution is included in employer contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2018 and employer contributions receivable in the statements of net assets available for benefits as of December 31, 2018.

Forfeitures used to offset the Bank’s contributions were $454,142 in 2018, which was the amount of forfeitures outstanding at December 31, 2017. At December 31, 2018, the amount of forfeitures outstanding was $408,335, which were used to reduce the Bank’s profit sharing contribution made in February 2019.

The Plan allows for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code (the “Code”). Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c). Roth contributions are treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Bank’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Effective January 1, 2019 the Plan was amended to increase the Bank’s matching contribution to 100% for the first 3% of the participant’s eligible compensation and 50% for the next 3%. For participants hired on or after January 1, 2019, matching contributions are provided the earlier of January 1 or July 1 that is on or after the first anniversary of a participant’s employment commencement date.

Participant Accounts
Each participant’s fund account is credited with the participant’s contributions and allocations of the Bank’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. However, income or loss from trading of the Bank’s common stock, which is done on a real-time basis, is identified and allocated directly to the participant’s account without regard to the allocation process.

Vesting and Payment of Benefits
Participant and Bank matching contributions plus investment earnings are immediately vested. Bank contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting service	Percent vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%
A year of vesting service is determined by the length of time an individual is an employee. Fractional years are rounded to the nearest one twelfth of a year. Periods of service are based on full calendar months, crediting an employee with a full month if the employee works at least one hour of service during the month.
Nonvested amounts forfeited by terminated participants are used first to reduce the Bank’s profit sharing contributions. If profit sharing contributions are not made during a given Plan year, any amounts forfeited may be used at the Bank’s election to reduce the Bank’s matching contribution, offset administrative expenses, allocate directly to participants’ accounts, or any combination of the foregoing.
Participants are 100% vested if employed by the Bank when normal retirement age is attained. Distributions are eligible to be paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Distributions are made in shares, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options
Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Bank’s common stock. The Bank’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Bank’s common stock purchased in the open market. Participants may immediately diversify to other Plan investments up to 100% of their existing investments in the Bank’s common stock received as Bank matching contributions. However, three years of participation in the Plan is required before participants can diversify their investments in the Bank’s common stock resulting from the Bank’s profit sharing contributions.

Participant Loans
Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined. Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and are repaid at a specified rate of interest through direct payroll deductions.

Plan Termination

Although the Bank has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are prepared using the accrual basis of accounting under U.S generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition
Investments are reported at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when earned. The amount for 2018 was $940,550 and was included in interest and dividends in the statement of changes in net assets available for benefits. Loan documentation and processing fees are charged to the participants’ accounts. No allowance for credit losses was recorded at December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Benefits Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments
The Plan’s net assets available for benefits at December 31, 2018 and 2017 include investments in the Bank’s common stock of $284,662,244 (6,985,504 shares) and $363,718,830 (7,153,077 shares), respectively. These investments represent a 3.7% and 3.6% ownership of the Bank’s outstanding common stock at December 31, 2018 and 2017, respectively.

Recently Issued Accounting Pronouncements
In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with Accounting Standards Codification 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. This amendment is effective for annual periods beginning after December 15, 2018 for public business entities. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

Subsequent Events
The Plan evaluated subsequent events through June 27, 2019, the date the financial statements were available to be issued.

3.    INVESTMENTS
As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.

The Plan’s investment activity in the Bank’s common stock for 2018 includes nonparticipant-directed and participant-directed transactions. Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed in the following schedule.

Significant changes in net assets during 2018 relating to transactions of the Bank’s common stock are as follows:

Net depreciation in fair value	$(70,154,039)
Dividends	7,180,916
Interest on loans	85,700
Contributions	42,332,759
Net transfers to other investments	(28,983,522)
Benefits paid directly to participants	(29,518,400)
Net decrease in Bank common stock	(79,056,586)

Bank common stock at beginning of year	363,718,830
Bank common stock at end of year	$284,662,244

4.    FAIR VALUE
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities in active markets that the Plan has the ability to access. For the Plan, Level 1 includes the Company’s common stock and registered investment companies.
Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in less active markets, observable inputs other than quoted prices that are used in the valuation of an asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following describes the assets and the valuation methodologies used to measure their fair value:
Bank common stock – Shares of the Bank’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.
Common collective trust fund – This fund holds the Fidelity Managed Income Portfolio II – Class 2. The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income. Participation units in the fund are valued at the net asset value (“NAV”) as the practical expedient as determined by the issuer of the fund.
Registered investment companies – These mutual funds are valued at quoted market prices for shares held by the Plan at year-end.
Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Zions Bancorporation, N.A. common stock	$284,662,244	$—	$—	$284,662,244
Registered investment companies:
Domestic	426,673,025			426,673,025
International	49,819,755			49,819,755
Lifecycle	213,742,713			213,742,713
Total registered investment companies	690,235,493	—	—	690,235,493

Total	$974,897,737	$—	$—	974,897,737

Investments that use NAV				83,094,017
Total investments				$1,057,991,754

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Zions Bancorporation, N.A. common stock	$363,718,830	$—	$—	$363,718,830
Registered investment companies:
Domestic	460,515,942			460,515,942
International	58,898,154			58,898,154
Lifecycle	213,432,567			213,432,567
Total registered investment companies	732,846,663	—	—	732,846,663

Total	$1,096,565,493	$—	$—	1,096,565,493

Investments that use NAV				82,243,104
Total investments				$1,178,808,597

No transfers of investments occurred among Levels 1, 2, or 3 during 2018.
As shown in the previous schedules, the fair value hierarchy excludes investments in a common collective trust which are based upon the NAV. The following presents additional information as of December 31, 2018 and 2017 for the common collective trust fund whose fair value is based on NAV per share:

Fair value at December 31,		Investment	Unfunded commitments	Redemption

2018:	$83,094,017	Common collective trust fund	None	Any business day, subject to certain restrictions.
2017:	$82,243,104

5.    TRANSACTIONS WITH PARTIES-IN-INTEREST
During 2018, the Plan received dividends from the Bank’s common stock it held of $7,180,916. Purchases and sales of the Bank’s common stock in 2018 were $64,003,572 and $72,851,020, respectively. The amount of purchases included $13,186,166 of exchanges that were made by participants from other investments in the Plan during 2018.
As of December 31, 2018 and 2017, the Plan’s assets include $315,163,151 and $323,451,767 respectively, of investment assets that are issued and managed by affiliates of Fidelity, the Trustee of the Plan.

6.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.    INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 26, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as restated and amended, is qualified and the related trust is tax-exempt.

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400 Plan: 006

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Assets (1)	(e) Current Value

	INVESTMENTS
	Zions Bancorporation, N.A. common stock
*	ZIONS BANCORPORATION, N.A.	COMMON STOCK (6,985,504 shares)	$227,020,528	$284,662,244

	Common collective trust fund
*	FIDELITY INVESTMENTS	MANAGED INCOME PORTFOLIO II CL 2 (83,094,017 units)		83,094,017

	Registered investment companies
	Domestic
	COLUMBIA	ACORN USA Y (1,000,717 shares)		14,020,051
	AMERICAN BEACON	LARGE CAP VALUE INSTITUTIONAL (1,226,495 shares)		28,479,209
	VANGUARD	REIT INDEX FUND INSTITUTIONAL (552,232 shares)		9,034,511
	PIMCO FUNDS	TOTAL RETURN INSTITUTIONAL (2,487,280 shares)		24,698,687
	WELLS FARGO ADV	SPECIAL SMALL CAP VALUE ADMIRAL (457,142 shares)		13,110,845
	VANGUARD	MID CAP INDEX INSTITUTIONAL (575,073 shares)		21,726,271
	VANGUARD	SMALL CAP INDEX INSTITUTIONAL (318,526 shares)		20,137,216
	LOOMIS SAYLES FUNDS	BOND INSTITUTIONAL (713,749 shares)		9,200,219
	VANGUARD	INFLATION PROTECTED INST (659,725 shares)		6,577,455
	VANGUARD	SELECTED VALUE (658,291 shares)		14,798,384
	VANGUARD	TARGET RETIREMENT INCOME (336,427 shares)		6,900,111
	JANUS	ENTERPRISE N FUND (416,303 shares)		45,993,203
*	FIDELITY INVESTMENTS	CONTRAFUND K (7,103,578 shares)		78,210,389
*	FIDELITY INVESTMENTS	CAPITAL & INCOME (1,448,611 shares)		13,138,899
*	FIDELITY INVESTMENTS	BALANCED K (992,048 shares)		20,485,787
*	FIDELITY INVESTMENTS	500 INDEX INSTITUTIONAL (877,656 shares)		76,443,800
*	FIDELITY INVESTMENTS	U.S. BOND INDEX (1,157,432 shares)		13,055,835
*	FIDELITY INVESTMENTS	GOVERNMENT MONEY MARKET (10,622,414 shares)		10,622,414
	FEDERATED	GOVT OBLIGATIONS MONEY MARKET (39,738 shares)		39,738
				426,673,024
	International
	T. ROWE PRICE	EMERGING MARKETS STOCK (266,234 shares)		9,975,797
	OAKMARK	INTERNATIONAL INV (577,591 shares)		11,817,506
	AMERICAN FUNDS	EUROPACIFIC GROWTH R6 (175,916 shares)		7,914,443
*	FIDELITY INVESTMENTS	INTERNATIONAL INDEX (553,288 shares)		20,112,009
				49,819,755
	Lifecycle
	VANGUARD	INST TARGET RETIREMENT 2015 (324,297 shares)		6,693,486

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
EIN: 87-0227400    Plan: 006

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Assets (1)	(e) Current Value

	VANGUARD	INST TARGET RETIREMENT 2020 (1,683,600 shares)		$35,406,105
	VANGUARD	INST TARGET RETIREMENT 2025 (1,807,349 shares)		38,261,584
	VANGUARD	INST TARGET RETIREMENT 2030 (1,577,388 shares)		33,503,722
	VANGUARD	INST TARGET RETIREMENT 2035 (1,165,465 shares)		24,824,410
	VANGUARD	INST TARGET RETIREMENT 2040 (1,468,679 shares)		31,385,680
	VANGUARD	INST TARGET RETIREMENT 2045 (873,501 shares)		18,701,659
	VANGUARD	INST TARGET RETIREMENT 2050 (779,424 shares)		16,710,841
	VANGUARD	INST TARGET RETIREMENT 2055 (262,624 shares)		5,646,410
	VANGUARD	INST TARGET RETIREMENT 2060 (107,727 shares)		2,316,129
	VANGUARD	INST TARGET RETIREMENT 2065 (14,877 shares)		292,688
				213,742,714
				690,235,493
				$1,057,991,754

	RECEIVABLES
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, with maturities through December 2028		$19,499,438

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 87-0227400 Plan: 006

Year Ended December 31, 2018

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Trans- action Date	(i) Net Gain (Loss)

Category 3 – Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets

Zions Bancorporation, N.A.	Common Stock	$64,003,572	$—	$64,003,572	$64,003,572	$—

Zions Bancorporation, N.A.	Common Stock	—	72,851,020	49,092,382	72,851,020	23,758,638

No category 1, 2 or 4 reportable transactions occurred during 2018. Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

June 27, 2019

By:	/s/ Paul E. Burdiss
Name:	PAUL E. BURDISS,
Executive Vice President and Chief Financial Officer of Zions Bancorporation, National Association

F-2